UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Magnolia Oil & Gas Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-38083	81-5365682
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Nine Greenway Plaza, Suite 1300 Houston, Texas 77046
(Address of principal executive offices, including zip code)

Timothy D. Yang, (713) 842-9050
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☒    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02    Exhibit

Not applicable.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 99.1 to this Form SD.

Section 3 — Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report.

Exhibit
Number	Description
99.1	Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2024

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included as Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNOLIA OIL & GAS CORPORATION

Date: September 26, 2025	By: /s/ Timothy D. Yang
Name: Timothy D. Yang
Title: Executive Vice President, General Counsel, Corporate Secretary and Land